EXHIBIT 12 – COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
(In thousands, except ratio)	September 30,		Year Ended
	2007	2006	2006	2005	2004	2003	2002
Income from continuing operations before income taxes, equity in earnings of non-consolidated affiliates, extraordinary item and cumulative effect of a change in accounting principle	$816,707	$729,842	$1,032,250	$928,705	$1,157,411	$1,685,821	$945,598
Dividends and other received from nonconsolidated affiliates	20,352	5,187	15,179	14,696	13,491	2,096	6,295

Total	837,059	735,029	1,047,429	943,401	1,170,902	1,687,917	951,893

Fixed Charges

Interest expense^	347,525	365,950	483,974	443,245	367,503	392,215	430,890

Amortization of loan fees	*	*	*	*	*	*	12,077

Interest portion of rentals	288,909	272,295	377,767	345,288	323,957	285,143	246,514

Total fixed charges	636,434	638,245	861,741	788,533	691,460	677,358	689,481

Preferred stock dividends
Tax effect of preferred dividends	—	—	—	—	—	—	—
After tax preferred dividends	—	—	—	—	—	—	—

Total fixed charges and preferred dividends	636,434	638,245	861,741	788,533	691,460	677,358	689,481

Total earnings available for payment of fixed charges	$1,473,493	$1,373,274	$1,909,170	$1,731,934	$1,862,362	$2,365,275	$1,641,374

Ratio of earnings to fixed charges	2.32	2.15	2.22	2.20	2.69	3.49	2.38

Rental fees and charges	825,454	777,985	1,079,335	986,536	925,592	814,694	704,327

Interest portion	35%	35%	35%	35%	35%	35%	35%

*	Amortization of loan fees is included in Interest expense beginning January 1, 2003.

^	The interest amount does not include interest expense associated with unrecognized tax benefits.